SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated June 30, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice (LSE)	2006F	June 27, 2006




06014896

7/5

SEC File No. 82-34751



"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

06/27/06 02:39 AM

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Subject News Alert: Elementis PLC - Trading Update

This Email Alert service is brought to you by Elementis

RNS Number:2006F
Elementis PLC
27 June 2006

27 June 2006

Elementis plc
Trading Update

Elementis plc (LSE:ELM) today issues a trading update, ahead of the interim results for the half year ending 30 June 2006.

Trading for the first half of 2006 is ahead of expectations and cost savings from the restructuring announced in October last year are being delivered as planned. In addition, the Specialties and Pigments businesses have benefited from stronger demand in the coatings sector versus the previous year. In Chromium, following the recent restructuring of the business which included the
closure of part of the Eaglescliffe plant, the UK business has returned to profit in the first half of 2006 having made a loss in the same period last year.

The company will make its Interim Results announcement on August 1, 2006.

Enquiries:

Elementis plc Tel: +44 (0)1784 227000
Brian Taylorson Finance Director

Financial Dynamics Tel: +44 (0)20 7831
3113
Andrew Dowler
Greg Quine

This information is provided by RNS
The company news service from the London Stock Exchange

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